 August 18, 2015

VIA EDGAR

Pamela Long

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Real Goods Solar, Inc. Registration Statement on Form S-3 Filed August 10, 2015 File No. 333-206271

Dear Ms. Long:

On behalf of Real Goods Solar, Inc. (the “Company”), I hereby request acceleration of the effective date of the above-referenced registration statement to August 20, 2015 at 3:00 p.m. (Eastern Time), or as soon as practicable thereafter.

In connection with our request for acceleration, we hereby acknowledge the following:

(a)              should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)             the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)              the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me. Thank you.

Very truly yours,

/s/ Dennis Lacey

Dennis Lacey

Chief Executive Officer

cc: Rikard Lundberg

833 W. South Boulder Road, Louisville, CO 80027  |  tel. 888.567.6527  |  fax 303.222.8323  |  RGSEnergy.com